Exhibit 99.16

CONSENT OF GEOLOGIST

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Mineral Resource Estimates for the Mutanga Uranium Project” dated September 12, 2013, and (2) all other references to the undersigned company included or incorporated by reference in the registration statement in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 29, 2016

CSA GLOBAL (UK) LTD.

By:	/s/ Galen White
Name:	Galen White BSc(Hons), FAusIMM, FGS
Title:	Managing Director/Principal Consultant